AEM SPA



03 SEP 11 AM 7:21

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SES/371/2003/AG/cg

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY UPS



03029979

September 9, 2003

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Please find enclosed an extended summary in English of the Minutes of Aem Shareholders Ordinary and Extraordinary Meeting held on August 4, 2003.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,



Antonella Giacobone
Company Secretary

Encl.

dlw 9/11

AEM S.p.A.

MINUTES OF THE ORDINARY MEETING

AUGUST 4, 2003

On the fourth day of August 2003, at 11:30 a.m., the Ordinary Meeting of AEM S.p.A. was held in Milan, at Via Meravigli no. 9/b. Mr. Giuliano Zuccoli, in his capacity as Chairman of the Board of Directors, chaired the meeting pursuant to Article 13 of the By-Laws, and declared the session open.

The Chairman announced that, of the members of the Board of Directors, in addition to himself, the following persons were present:

Mr. Francesco Randazzo (Vice-Chairman), Mr. Gianni Castelli, Mr. Giulio Del Ninno, Mr. Paolo Oberti, Mr. Aldo Scarselli.

As members of the Board of Statutory Auditors, the following regular auditors were present:

Mr. Luigi Carlo Spadacini (Chairman), Mr. Alfredo Fossati.

The following Members of the Board justified their absence: Mr. Mario Mauri, Mr. Antonio Taormina and Mr. Italo Bruno Vergallo (regular auditor).

The Chairman, pursuant to Article 13 of the By-Laws, proposed to the Shareholders' Meeting that the function of Secretary be assigned to Mr. Piergaetano Marchetti - Notary Public -, who was to draw up the minutes.

The Shareholders' Meeting unanimously approved.

The Chairman acknowledged that:

- the ordinary and extraordinary shareholders' meeting was duly convened on first call, to be held on this day and in this place, at 11:30 a.m., in accordance with the applicable laws and by-laws, as per Notice No. S-17521 - published in the Official Gazette of the Republic of Italy - Notice Sheet No. 153, dated July 4, 2003 -, as well as in the following dailies: *Il Sole 24 Ore* and *Il Corriere Della Sera* dated July 4, 2003, with the following

Agenda

Ordinary session

1. Approval - pursuant to article 16, letter b) of the By-Laws - of the acquisition by the company of a further shareholding in Edipower S.p.A..

2. Approval - pursuant to article 16, letter b) of the By-Laws - of the transfer of the bonds convertible into shares of e.Biscom S.p.A. - held by Aem S.p.A. and referred to by the convertible debenture loan named "convertible e.Biscom 2003-2006", or of the e.Biscom

Extraordinary session

OMISSIS

The Chairman also acknowledged that, with regard to the issues on the agenda, the accomplishments provided by the laws and regulations then in force had been duly fulfilled. More in particular:

- the report of the directors concerning the proposal (extraordinary session) to grant the Board of Directors a proxy for issuing non-convertible bonds, had been transmitted to *Consob*[1], pursuant to article 92 of the Issuers Regulations;

- the reports of the Board of Directors concerning the issues on the agenda had been filed with the registered office and with *Borsa Italiana S.p.A.*[2], starting from July 18, 2003.

Furthermore, the Chairman notified that all the documentation had been sent to:

- the shareholders present in person or by proxy at the last meeting;
- all shareholders registered in the register of shareholders as owning at least 500,000.- shares;
- all those who had requested it,

as well as delivered to all of the shareholders, or their proxies present at this meeting, and made available on the internet website of the Company.

The Chairman stated that, since 31 shareholders representing no. 1,051,975,059.- ordinary shares - equal to 58,44% of no. 1,800,047,400.- (one billion eight hundred million forty-seven thousand and four hundred) ordinary shares with a par value of Euro 0.52 each, constituting the share capital of Euro 936,024,648.- (nine hundred and thirty-six million twenty-four thousand six hundred and forty-eight) - were present in person or by proxy, the meeting on first call was validly constituted in compliance with the applicable laws and by-laws, and was entitled to resolve upon the agenda.

The Chairman:

- notified that the persons in charge had verified the attending shareholders' legitimate right to be present at the meeting, and, in particular, that the proxies submitted by those present had been checked for compliance with the laws and by-laws in force;

- notified that the list of the participants, whether present in person or by proxy, including all the data required by *Consob,* shall be attached to the minutes as an integral part of it, together with the list of persons admitted to hear the meeting only. Upon request of Mr. Caradonna, the Chairman specified that, in any case, such list was immediately available to the persons present wishing to peruse it;

- notified that, in order to facilitate the drawing up of the minutes, the carrying out of the meeting would be recorded on tapes to be subsequently destroyed, and that, in order to cope with the

---

[1] *Consob, Commissione Nazionale per la Società e la Borsa* – Italian Securities and Exchange Commission

technical and organizational needs of the meeting, some employees and collaborators of the company would attend the meeting from an appropriate room, connected by means of an exclusively closed circuit TV system. Audio and videotaping would not be allowed;

- notified that, according to the records filed in the register of shareholders and taking into account the updates relevant to the meeting of that day, as well as according to the notices received pursuant to Article 120 of Legislative Decree No. 58/98 and other available information, the entities proven to directly or indirectly hold a number of shares equal to more than 2% of the subscribed and paid-up share capital, are the following ones:

Shareholders	No. of ordinary shares	% of share capital
MUNICIPALITY OF MILAN	**TOTAL NO. 918,024,174**	**TOTAL PERCENTAGE 51.000%**
- Directly	**917,976,774**	**50.997%**
- Indirectly, through METROPOLITANA MILANESE S.P.A.	**47,400**	**0.003%**
MOTOR COLUMBUS AG, Indirectly, through	**TOTAL NO. 95,793,281**	**TOTAL PERCENTAGE 5.321%**
ATEL ITALIA HOLDING S.R.L.	**94,793,281**	**5.266%**
AAR E TICINO SA DI ELETTRICITA' (ATEL)	**1,000,000**	**0.055%**
ITALENERGIA BIS S.P.A., Indirectly, through EDISON S.P.A.	**90,002,370**	**5.000%**

The Chairman stated that he was not aware of any shareholders' agreements pursuant to Article 122 of Legislative Decree No. 58/98, having the company shares as an object, and however disclosed pursuant to Article 9 of the By-Laws.

He reminded that, pursuant to Article 9, paragraph 9 of the By-Laws - except for the Municipality of Milan and the entities set forth in Article 9, paragraph 6, of the By-Laws -, the voting rights connected to the shares held by a shareholder to an extent exceeding the threshold of 5% of the share capital, may not be exercised and the voting right due to each of the entities to which the threshold of the share ownership may be referred is proportionally reduced, except as provided by

Furthermore, pursuant to Article 14, paragraph 2 - except for the Municipality of Milan and the entities set forth in Article 9, paragraph 6 of the By-Laws -, the voting right may not be exercised for more than 5% of the share capital not even by proxy, unless the proxy is granted within the framework of the procedure for request and collection of the proxies provided by Articles 136 and subsequent of the *Testo Unico della Finanza* (Finance Consolidation Act).

Therefore, the Chairman formally requested those present at the meeting to declare the existence of grounds, if any, for suspension of the voting right pursuant to the applicable laws and by-laws.

He requested the shareholders or their proxies present - wishing to take the floor - to sign up in advance by giving their names to the Secretary, Mr. Piergaetano Marchetti. When it would be their turn, they could speak from the microphone on the right side of the Chairman's table.

Before going on to discuss the issues on the agenda, the Chairman notified the technical procedures for managing the meeting and for voting.

Upon registration to enter the meeting, each shareholder or proxy was given a voting card - or several voting cards if representing other shareholders by proxy - and expressed the intention, on behalf of the persons/entities represented, of expressing a "dissenting vote". Each voting card consisted of two voting stubs of different colours, ordered by consecutive numbers.

The first three stubs indicated the object of the relevant voting and the number of votes to which the voter was entitled; on the contrary, the fourth stub was reserved for any further voting that could become necessary with regard to the agenda.

The Chairman requested those present in person or by proxy not to absent themselves, wherever possible; however, should they leave the meeting before the voting or before the end of the meeting, they were kindly requested to return the attendance card to the staff member in charge. Should they return to the meeting hall, they would be given back the voting card and the relevant recording of the presence.

Voting would be carried out by a show of hands. However, in order to facilitate the vote count, opposing or abstaining shareholders had to also express their vote by using the appropriate stub attached to the voting card, checking the box related to the expressed vote and delivering it to the staff member in charge, for the purpose of recording the vote.

The described voting procedure would be carried out for the resolutions relevant or related to the sole issue on the agenda, whereas the other voting - relative to the procedures for carrying out the meeting - would be exclusively carried out by a show of hands. In this case, those expressing a dissenting vote or abstaining from the vote would be obliged to communicate the name and the number of shares represented in person and/or by proxy.

The Chairman announced that in order to facilitate the votes with the described procedures, it would be appropriate to designate two vote counters. He proposed to appoint Mrs. Cinzia De Bellis and Mr. Fabio Tinelli.

Upon request of Mr. Bertuzzi, the Chairman acknowledged that the vote counters were not employees of the AEM Group.

Once acknowledged that, at the beginning of the vote, 35 shareholders were present in person or by proxy, representing 1,147,772,340.- shares equal to 63.70% of the share capital - 1,141,981,429.- shares of which equal to 63.38% were voting shares -, the Chairman put to the vote, by show of hands, the proposal to appoint the shareholders Mrs. Cinzia De Bellis and Mr. Fabio Tinelli as vote counters.

The proposal was unanimously approved (at 11:50 am).

The appointed vote counters stated that they would not participate in voting during which they would serve as vote counters.

* * *

The Chairman proceeded to discuss the first issue on the agenda. Mr. Caradonna took the floor on behalf of Cesil S.r.l., and proposed to jointly discuss the two issues on the agenda related to the ordinary session, it being understood the separate voting for the single proposals of resolution.

Once the meeting had been consulted, nobody opposed it and, therefore, the Chairman proceeded to jointly discuss the agenda relating to the ordinary session.

1. Approval - pursuant to article 16, letter b) of the By-Laws - of the acquisition by the company of a further shareholding in Edipower S.p.A..

2. Approval - pursuant to article 16, letter b) of the By-Laws - of the transfer of the bonds convertible into shares of e.Biscom S.p.A. - held by Aem S.p.A. and referred to by the convertible debenture loan named "convertible e.Biscom 2003-2006", or of the e.Biscom shares resulting from the conversion of said obligations.

The Chairman proposed, in order to allot more time to the discussion, to omit the reading of the reports by the directors. Nobody opposed it.

Therefore, upon invitation of the Chairman, the secretary proceeded to read the ordinary shareholders' meeting the two proposals referred to hereinabove.

Therefore, the Chairman opened the discussion which carried on as follows.

Mr. Girelli Consolaro asked if the semi-annual situation had been already approved or not; he then remembered how the decisions that the meeting was called to make could affect the financial indebtedness of the Parent Company, and how the information concerning the quarterly report did not disclose data about the parent company, but only consolidated data, as it is known.

As nobody else took the floor, the Chairman pointed out that the e.Biscom transaction was not correlated to an assumption of holding a share in Edison or purchasing Edisontel: rather, it was a transaction aimed at strengthening AEM in financial terms.

As to the semi-annual situation, the Chairman informed that said situation would be approved on September 11 or 12. However, the Chairman pointed out, in this regard, that an increase in the Gross Operating Margin of about 70% with respect to the previous year and an increase in the turnover of about 35% had been recorded in the first six months of 2003. Furthermore, the first six-month period of 2003 would receive the capital gain connected to coming out of the Fastweb's body of shareholders. The net financial position should not significantly diverge from the datum recorded on December 31, 2002, taking into account the subsequent transactions.

After having expressed his own satisfaction with the willingness to cooperate showed by the Chairman, Mr. Caradonna pointed out that the employees of the company had not shown an equal willingness to cooperate. In this regard, he remembered that, notwithstanding his request, he had not been able to know the name of the investor relator and that he had noted a certain lack of updating on the website of the Company.

The Chairman confirmed that he intended to verify the remarks made by Mr. Caradonna, and to engage himself to cause the highest attention to be paid to the information report vis-à-vis the AEM's shareholders.

Finally, Mr. Bertuzzi asked to become aware - also subsequently - of some data - also indicative data - about the number of shareholders and the structure of the shareholding according to the classes of ownership.

As nobody else took the floor, the Chairman:

- ended the discussion on both the issues on the agenda concerning the ordinary session;
- renewed his request to those present to declare any lack of entitlement to vote, and urged them not to leave the hall before the end of the voting. He announced that, at the beginning of the voting, there were 36 shareholders present, either in person or by proxy, who held 1,147,774,840.- shares equal to 63.70% of the share capital, of which 1,141,983,929.- shares were equal to 63.38% of the voting shares, and he opened the voting;
- put the proposal concerning the first issue on the agenda of the ordinary session to the vote (at 11:51 a.m.), such proposal being referred to hereinafter:

PROPOSAL CONCERNING THE FIRST ISSUE

ON THE AGENDA OF THE ORDINARY SESSION

"Having acknowledged the explanatory report of the Board of Directors, the shareholders meeting of AEM S.p.A.

to approve, pursuant to article 16, letter b) of the By-Laws, the purchase by the Company - by underwriting one or more capital increases and/or by purchasing shares and/or by underwriting one or more (convertible or non-convertible) debenture loans and/or by means of the purchase and subscription of other similar financial instruments - of a further shareholding, either direct or indirect, in Edipower S.p.A., for an overall amount with a value also exceeding € 93,151,000.00.-, that is exceeding the value of 5% of the net worth resulting from the last financial statements approved by your Company on December 31, 2002, but, in any case, not exceeding € 285 million; the Board of Directors is granted the mandate to determine - in accordance with said quantitative limit of 285 million Euro - terms and conditions of such purchase, also in the light of the asset and financial data of Edipower and the economic and/or strategic convenience for the Company".

The proposal was approved by majority vote.

Favourable votes: 1,141,982,624.- shares.

Opposing vote: no. 5 shares (Mr. Bertuzzi).

Abstained: no. 1,100.- shares (Mr. Caradonna on behalf of Cesil S.p.A. and Mr. Buzzi).

Not voting: no. 200.- shares (Mr. Tinelli and Mrs. De Bellis).

See attached details.

The Chairman announced the result.

* * *

Therefore,

- having renewed the request to those present to declare any lack of entitlement to vote and the invitation not to leave the hall before the end of the voting;
- having announced that the number of the persons present had remained unchanged;
- put the proposal concerning the second issue on the agenda of the ordinary session to the vote (at 11:53 a.m.), such proposal being referred to hereinafter:

"Having acknowledged the explanatory report of the Board of Directors, the shareholders meeting of AEM S.p.A.

resolves

to authorise, pursuant to Article 16, letter b) of the By-Laws, the transfer, in one or more tranches, without time restrictions or limits, of all or part of the e.Biscom Bonds, granting the Board of Directors the broadest powers and authority to define the terms and conditions of the transfer, it being understood that, in any case, the minimum transfer price shall not be lower than the current value of the Bonds, such a value being the value resulting, at the time of the

995.68.-, and, therefore, for all the Bonds, an overall par value equal to Euro 238,124,837.44 - on the basis of an interest rate as determined by adding an additional spread - proportionate to the credit risk of e.Biscom (to be determined by analysing the credit risk of companies which are comparable to e.Biscom itself) to the reference Euribor rate related to the residual duration of the Bonds. The Board of Directors is granted the broadest powers for the purpose of taking all actions necessary or proper to full enforcement of this resolution."

The proposal was approved by majority vote.

Favourable votes: 1,141,982,624.- shares.

Opposing vote: no. 5 shares (Mr. Bertuzzi).

Abstained: no. 1,100.- shares (Mr. Caradonna on behalf of Cesil S.p.A. and Mr. Buzzi).

Not voting: no. 200.- shares (Mr. Tinelli and Mrs. De Bellis).

See attached details.

The Chairman announced the result.

* * *

Having exhausted the discussion of the issues on the agenda of the ordinary session, the Chairman proceeded to discuss (at 11:55 a.m.) the issues on the agenda of the extraordinary session, which were recorded in separate minutes.

The Secretary The Chairman

File no. 17632 Register no. 5346

MINUTES OF MEETING
OF A LISTED COMPANY
REPUBLIC OF ITALY

On the fourth day of August 2003, at 11:55 a.m., at Palazzo Turati located in Milan, at Via Meravigli no. 9/b, personally appeared before me, Mr. *Piergaetano Marchetti,* a Notary Public in Milan, enrolled at the Roll of Notaries of Milan,

- ***Mr. ZUCCOLI Giuliano***, born in Morbegno, on April 12, 1943, and domiciled, for the purposes of his office, in Milan, at Corso di Porta Vittoria no. 4,

who waived the attendance of witnesses with my consent.

Mr. Zuccoli, known to me to be the person whose name is subscribed hereto, as Chairman of the Board of Directors and in the interest of the listed joint-stock company:

"Aem S.p.A."

with registered office in Milan, at Corso di Porta Vittoria no. 4, with a share capital of Euro 936,024,648.00.-, fully paid-up, fiscal code no. 11957540153, enrolled with the Register of Companies of Milan under no. 11957540153 and with the R.E.A (*Registro Economico Amministrativo*, Economic and Administrative Register) of Milan under no. 1512841,

asked me to acknowledge that the extraordinary meeting of the above mentioned company was to be held on first call, in accordance with the notice of call referred to herein, in order to discuss and resolve upon the agenda reported herein as well.

I joined the request and acknowledged that the extraordinary session of the meeting - the ordinary session having already been held and recorded in separate minutes - was to be held as follows.

The Appearing Party - in his quality as Chairman of the Board of Directors - took the chair of the meeting and, first of all, reminded all those present of all the following communications made at the beginning of the meeting:

- of the members of the Board of Directors, in addition to himself, the following persons were present: Mr. Francesco Randazzo (Vice-Chairman), Mr. Gianni Castelli, Mr. Giulio Del Ninno, Mr. Paolo Oberti, Mr. Aldo Scarselli;

- as members of the Board of Statutory Auditors, the following regular auditors were present: Mr. Luigi Carlo Spadacini (Chairman) and Mr. Alfredo Fossati;

- the following Members of the Board justified their absence: Mr. Mario Mauri and Mr. Antonio Taormina, and Mr. Italo Bruno Vergallo (regular auditor);

- the ordinary and extraordinary shareholders' meeting was duly convened on first call, to be held on this day and in this place, at 11:30 a.m., in accordance with the applicable laws and by-laws, as per Notice No. S-17521 - published in the Official Gazette of the Republic of Italy - Notice Sheet No. 153, dated July 4, 2003 -, as well as in the following dailies: *Il Sole 24 Ore* and *Il Corriere della Sera* dated July 4, 2003, with the following

agenda

Ordinary session

(omissis)

Extraordinary session

Granting the Board of Directors a proxy for issuing non-convertible bonds up to a maximum amount of 1 billion Euro, pursuant to Article 2420-ter of the Italian Civil Code; subsequent introduction of Article 10-bis of the by-laws;

- with regard to the issues on the agenda, the accomplishments provided by the laws and regulations then in force had been duly fulfilled and, in particular, the Report of the directors concerning the proposal to grant the Board of Directors a proxy for issuing non-convertible bonds, had been transmitted to *Consob*[1], pursuant to Article 92 of the Issuers Regulations;

- all the documentation had been sent to:

-- the shareholders present in person or by proxy at the last meeting;

-- all shareholders registered in the register of shareholders as owning at least 500,000.- shares;

-- all those who had requested it,

as well as delivered to all of the shareholders, or their proxies present at this meeting, and made available on the internet website of the Company;

- the persons in charge had verified the attending shareholders' legitimate right to be present at the meeting, and, in particular, that the proxies submitted by those present had been checked for compliance with the laws and by-laws in force;

- the list of the participants, whether present in person or by proxy, including all the data required by *Consob,* shall be attached to the minutes as an integral part of it, together with the list of persons admitted to hear the meeting only;

- in order to facilitate the drawing up of the minutes, the carrying out of the meeting would be recorded on tapes to be subsequently destroyed; furthermore, in order to cope with the technical and organizational needs of the meeting, some employees and collaborators of the company would attend the meeting from an appropriate room, connected by means of an exclusively closed circuit TV system;

- audio and videotaping would not be allowed;

- according to the records filed in the Register of Shareholders and taking into account the updates relevant to the meeting of that day, as well as according to the notices received pursuant to Article 120 of Legislative Decree No. 58/98 and other available information, the entities proven to directly or indirectly hold a number of shares equal to more than 2% of the subscribed and paid-up share capital, are the following ones:

Shareholders	No. of ordinary shares	% of share capital
MUNICIPALITY OF MILAN	**TOTAL NO. 918,024,174**	**TOTAL PERCENTAGE 51.000%**
- Directly	**917,976,774**	**50.997%**
- Indirectly, through METROPOLITANA MILANESE S.P.A.	**47,400**	**0.003%**
MOTOR COLUMBUS AG, Indirectly, through	**TOTAL NO. 95,793,281**	**TOTAL PERCENTAGE 5.321%**
ATEL ITALIA HOLDING S.R.L.	**94,793,281**	**5.266%**
ATEL S.A.	**1,000,000**	**0.055%**
ITALENERGIA BIS S.P.A., Indirectly, through EDISON S.P.A.	**90,002,370**	**5.000%**

- the Board of Directors was not aware of any shareholders' agreements pursuant to Article 122 of Legislative Decree No. 58/98, having the company shares as an object, and however disclosed pursuant to Article 9 of the By-Laws;

- pursuant to Article 9, paragraph 9 of the By-Laws - except for the Municipality of Milan and the entities set forth in Article 9, paragraph 6, of the By-Laws -, the voting rights connected to the shares held by a shareholder to an extent exceeding the threshold of 5% of the share capital, could not be exercised and the voting right due to each of the entities to which the threshold of the share ownership may be referred was proportionally reduced, except as provided by previous indications jointly given by the parties concerned.

Furthermore, pursuant to Article 14, paragraph 2 - except for the Municipality of Milan and the entities set forth in Article 9, paragraph 6 of the By-Laws -, the voting right could not be exercised for more than 5% of the share capital not even by proxy, unless the proxy was granted within the framework of the procedure for request and collection of the proxies provided for by Articles 136 and subsequent of the *Testo Unico della Finanza* (Finance Consolidation Act);

- those present at the meeting were invited to declare the existence of grounds, if any, for suspension of the voting right pursuant to the applicable laws and by-laws;
- the shareholders or their proxies present - wishing to take the floor - were requested to sign up in advance by giving their names to me, Notary Public; when it would be their turn, they could speak from the microphone on the right side of the platform;
- upon registration to enter the meeting, each shareholder or proxy was given a voting card - or several voting cards if representing other shareholders by proxy - and expressed the intention, on behalf of the persons/entities represented, of expressing a "dissenting vote";
- each voting card consisted of four voting stubs of different colours, ordered by consecutive numbers. The first three stubs indicated the object of the relevant voting and the number of votes to which the voter was entitled; on the contrary, the fourth stub was reserved for any further voting that could become necessary with regard to the agenda;
- those present in person or by proxy were requested not to absent themselves, wherever possible; however, should they leave the meeting before the voting or before the end of the meeting, they were kindly requested to return the attendance card to the staff member in charge. Should they return to the meeting hall, they would be given back the voting card and the relevant recording of the presence.

Voting would be carried out by a show of hands. However, in order to facilitate the vote count, opposing or abstaining shareholders had to also express their vote by using the appropriate stub attached to the voting card, checking the box related to the expressed vote and delivering it to the staff member in charge, for the purpose of recording the vote. The described voting procedure would be carried out for the resolutions relevant or related to the issues on the agenda, whereas the other voting - related to the procedures for carrying out the meeting - would be exclusively carried out by a show of hands. In this case, those expressing a dissenting vote or abstaining from the vote would be obliged to communicate the name and the number of shares represented in person and/or by proxy;

- Mrs. Cinzia De Bellis and Mr. Fabio Tinelli were appointed as vote counters.

Therefore, the <u>Chairman</u>:

- notified that thirty-six shareholders were present in person or by proxy, representing

- confirmed that the extraordinary session of the meeting was validly constituted as well.

* * *

Therefore, the Chairman proceeded to discuss the first and sole issue on the agenda of the extraordinary session, that is:

Granting the Board of Directors a proxy for issuing non-convertible bonds up to a maximum amount of 1 billion Euro, pursuant to Article 2420-ter of the Italian Civil Code; subsequent introduction of Article 10-bis of the by-laws.

The Chairman proposed, in order to allot more time to the discussion, to omit the reading of the Reports of the Directors.

A copy of the Report of the Directors on the proposal to grant the Board of Directors a proxy for issuing non-convertible bonds, is attached hereto under **A**.

I, the Notary Public, am now proceeding to read the proposed resolution set forth herein.

The Chairman declared the debate open, urging those wishing to speak to reserve the right to do so by giving their name to me, the Notary Public.

Mr. Cugnasca delivered to me, the Notary Public, the text of the speech - which is attached hereto under **B** - and then read it out to the Shareholders' Meeting.

Mr. Buzzi delivered the following speech.

"Once more I find a lack of information about the issues on the Agenda, more specifically the allocation of the funds acquired with the bonds. Convening a Shareholders' Meeting on August 4 indicates an urgency justifying the fact of anticipating the next call, scheduled for the end of October, and this confirms that said allocation has already been defined. In such a case, however, the insufficient information invalidates the transaction. I reconfirm my doubts regarding the procedures for managing our company, characterized by constant neglect of the minority shareholders' rights and interests, as well as those of AEM itself.

A typical example is the recent questionable and contested decision to exchange the share held by AEM in the share capital of Fastweb for a similar share in Metroweb, with the balance in favour of AEM to be settled by means of convertible bonds issued by e.Biscom, but subject to taking over the bonds not sold to AEM. The latter is a very high probability, given that the zero interest loan makes it quite unattractive to any investor. As proof of this, I can show the bank documentation according to which my instruction to transfer the share of options due to me for a small shareholding held in e.Biscom, has distressingly not been followed. But in light of the commitment undertaken by AEM, this fact becomes totally negligible for the promoters.

For what reason has the Board of Directors of AEM seen fit to propose such a disadvantageous resolution to the Shareholders' Meeting (which also involves serious breaches of the right to be

informed)? The possible burden, if any, for AEM is equal to Euro 238,124,837.44, which is about 25% of the issues in respect of which authorization is now requested.

Going back to the Agenda, I stress a crucial point: the resolution dated April 29, 2003 - approving the financial statements for 2002 - sets forth a dividend of Euro 0.042/per-share which, considering the number of shares - 1,800,047,400.- shows an outlay for AEM of Euro 75,601,991.00.-, whereas the 2002 financial statements set forth an operating profit of only Euro 34,022,174.00.- for said financial year.

The material provided to us - only a short time before the vote - indicates that, in order to distribute such a rich dividend, the Company's reserves have been dipped into, by a total amount of Euro 41,579,817.00. For all purposes, the reserves represent assets of the Company's Share Capital and Net Worth. Therefore, I point out that inserting part of the reserves - in addition to the "Operating Profit" - in the dividend, without a prior and exhaustive economic explanation for this anomaly, constitutes an obvious conceptual error, as well as disposing of said assets within the framework of an ordinary meeting is an obvious procedural flaw.

Only three months after having impoverished a balance-sheet item - immediately available without any formality for possible investments -, a decision is now being made to get AEM into debt for this purpose, for an amount as large as the Share Capital. This is a totally contradictory procedure, which can be explained only by the excessive acquiescence of the Board of Directors of AEM to the wishes of the majority shareholder, that is the Municipality of Milan.

It is useful to clarify that the Local Authorities are expressly forbidden to resort to multi-year mortgages and loans in order to cover the so-called "running expenses". It is public knowledge that a significant discrepancy has occurred between compulsory engagements for running expenses related to the current financial year (which it would be inopportune to cancel, for obvious reasons), and tax receipts; therefore, it is clear that the Municipality has an absolute need to "create cash" by means of funds that can be immediately earmarked for the abovementioned aim, given that they are categorized among the ordinary income items.

The dividends deriving from shareholdings held in a joint-stock company are indeed thus categorized as income. In other words, the Municipality is bound by insuperable limitations on access to credit, whereas said limitations do not exist for AEM. Therefore, there is an obvious temptation to inflate the dividend well beyond 100% with respect to the operating profit actually achieved by AEM, by dipping into the reserves set aside in the previous financial years, in order to allocate them to certainly more deserving purposes. It is also for this reason that we are today requested to authorize debts probably exceeding the real needs, thus jeopardizing the future profitability of the Company, given that, in future financial years, the dividend available for

But the Municipality is only relatively interested in this, should it be true that the intention is to transfer another substantial quota of the share capital of AEM, currently owned by the Municipality itself. Furthermore - and this is certainly not a negligible detail -, a rich dividend recently distributed will have a substantial positive effect on the evaluation of the shares to be transferred. To what extent can a procedure thus described be deemed correct and transparent?

It is totally useless to point out how this proves the egregious conflict of interests between the majority shareholder and the small shareholders. When AEM was privatised, the Municipality committed to a prompt disposal of an additional capital share, so as to transfer, within a short span of time, the direct control of the Company. On the basis of said assumption, many private investors had committed their savings to this transaction. I do not hesitate to include myself in that number, given that my current shareholding is quite higher than the one which had originally been assigned to me, by allocation. My trust in the Company was based on the solidity of its assets, as well as on the renowned integrity and competence of the previous Directors. I absolutely do not mean to imply that the current Directors are less honest or less competent; nonetheless, the fact that they have been appointed *in toto* by the Municipality renders them excessively sensitive to pressure by that entity, and what I have said so far proves the extent to which this may be detrimental to our Company and to the interests of the minority shareholders.

Furthermore, there is another aspect in this picture that cannot be at all acceptable to the minority shareholders: the phenomenon that I define as "incestuous relationships" between the Municipality - AEM - Cariplo - e.Biscom and various subsidiaries, with a turnover of offices assigned from time to time, a bit here and a bit there, but almost always to the same people; this makes one wonder to what extent they are capable of identifying, from time to time, with what are obviously often conflicting needs among them. Having considered all the above, I am reluctantly but seriously considering the appropriateness, at the first favourable opportunity, of disposing of my shareholding.

Quite recently, the press has reported that the Municipality apparently intends to transfer an additional shareholding of AEM, and that, to this end, it would designate an advisor to assist it throughout the various stages of the procedure. As a taxpaying citizen as well as a minority shareholder (the two things are in no conflict whatsoever), I hope - and I would like to call the attention of the representative of the Municipality to these considerations - that this time the transactions will be more in line with the necessary "compliance with the rules", as well as with the duty of maximum transparency, which does not really seem to have been the case at the time of the first transaction.

I would like to recall that, on that occasion, 60% of the shares were subject to an Offer for Sale

Advisor, Cariplo/Goldman Sachs (and not "the market", as incorrectly stated on last July 21, on the front page of the daily "Corsera") decided that the value of each share floated between Lit. 1,200.- and 1,670.-, expressly excluding, in the event of a higher price, the possibility of selling the entire stock. The value of AEM was thus determined at between about 1,800.- and just over 3,000.- billion old lire. In the end, however, the demand for shares was twenty times higher than the available amount.

Was that a technical error? Highly improbable. Indeed, we see that the Shareholders' Meeting held on October 28, 1999 resolved upon spinning off the following branches of business from AEM: 1) transmission of Electrical Energy in favour of Aem Trasmissione S.p.A., evaluated - as per estimate - at Lit. 149,990,000,000.-; 2) distribution and sale of Electrical Energy to clients bound to Aem Eelettricità S.p.A., evaluated - as per estimate - at Lit. 1,100,000,000,000.-; 3) distribution and sale of gas, heat and other energy products in favour of Aem Gas S.p.A., evaluated - as per estimate - at Lit. 1,360,000,000,000.-. The total of the three spin-off branches practically coincides, with a negligible variance (- 400 billion), with the value attributed only 16 months before to the entire AEM, and this fact is significant.

It must be noted that following a few, incomplete, inspections of the Shareholders' Register of AEM, I was able to ascertain that, of the amount earmarked to for institutional investors, at least 6,000,000.- shares had been irrevocably assigned to "Fondazione Cariplo" and an equal amount to "Fondo Pensioni Cariplo", an incomprehensible preference, given that the market demands were by far higher than the available shares. I ask myself what merits were identified in the former employees of Cariplo, which led to preferring them over other investors that nonetheless had all the required requisites. Moreover, it is necessary to verify whether shares were not, by chance, assigned to individual persons.

I am very curious to check, and I plan to do it in the near future, whether the abovementioned shareholdings have not been transferred in the meantime, and, according to the date of the transaction and the relevant stock exchange quotations, to evaluate the profit derived from a transaction strongly suspected of "conflict of interest" and other things.

The seriousness of the fact is completely obvious. Therefore, I urge the representative of the Municipality, in view of the fact that the latter may be an injured party, to verify the correctness of what has been said till now, and - based on his irrevocable judgment - to transmit the documents to the relevant Public Prosecutor's Office, as well as to the prosecutor of the Court of Auditors for the investigations for which said entities are competent."

The Chairman replied by first stating that the Edipower transaction should not be seen in an erroneous way, as some kind of common capital increase. It simply involved transforming the

to expire after 18 months, into a mid-long term loan. This indeed required the share of assets owned by Edipower to be increased relative to that originally contemplated. This is what gave rise to the decision to resort to the capital increase.

The press had suggested the possibility that some of the industrial shareholders would not subscribe, but as things stood, nothing was certain. The resolution that had just been passed, in any case, set precise limitations to AEM.

With regard to the authorization to issue bonds, its purpose was to enable a rebalancing of the debt structure. Indeed, a substantial part of the debt was still short-term, and it was appropriate to transform it into a mid-long term debt, taking the opportunity of a market that considered bond issues especially attractive at that moment. Actually, the global debt of AEM to date was not really very different from that at the end of 2002, even taking into account the subsequent transactions.

The Chairman, with regard to the authorization to issue bonds, pointed out that the Board believed that the proposed amount was well proportioned and that a higher amount would risk providing an acquired liquidity return that would be lower than the cost of the bonds. On the other hand, at that stage, it was not even necessary to immediately issue bonds within the limits set forth.

With regard to the water resources, the Chairman specified that, upon request of the Lombardia Region and of the *Magistrato del Po*[2] - had been asked to provide concrete help in resolving the difficult situation of the farmers in the Po valley. In such a framework, water was whirled to Premadio, perhaps in greater quantities than those originally planned, but certainly within the boundaries of a logic of continuous interaction between hydroelectric use and other uses of the water resource.

As far as the wind energy is concerned, the Chairman confirmed that such types of power plants are currently few and far between in Italy, both because, as a rule, Italy is not a windy country, and because of the difficulties, often greater than for thermoelectric power plants, in obtaining the prescribed authorizations.

With regard to Energheia, the situation was stable; the bureaucratic course was progressing and there were no substantial news, compared to the Shareholders' Meeting of April.

With regard to the remarks made by Mr. Buzzi, in his quality as shareholder, concerning the use of reserves in the distribution of the dividend, the Chairman recalled the remarks made at the time, repeating that whatever was distributed to the shareholders was fully covered by the consolidated surplus, which should appropriately be calculated after the well-known spin-off transactions, which are transactions that obviously should not be expected to lower the profit of the Parent Company.

At that stage, Mr. Bertuzzi asked whether the reserve distributed was exhausted and whether there were others with the same characteristics, noting that it would be appropriate, as from the very next

financial year, to exhaust such reserves and set aside the entire profit; and that would be also in the interest of the Municipality of Milan, which does not enjoy the tax credit - a credit from which even individuals, however, end up benefiting in quite a reduced measure.

The Chairman noted that the reserve was still quite full and specified that, in determining the procedures for distributing the dividend, the Board took care to calculate the maximum possible recovery in terms of tax credit. The distributed reserve was set aside at the tax exemption level.

As nobody else took the floor, the Chairman:

- ended the discussion;
- renewed his request to those present to declare any lack of entitlement to vote, and urged them not to leave the hall before the end of the voting;
- announced that, at the beginning of the voting, there were 37 shareholders present, either in person or by proxy, who held 1,147,777,340.- shares equal to 63.76% of the share capital, of which 1,141,986,429.- shares were equal to 63.44% of the voting shares;
- put to a vote, by show of hands (at 12:28 pm), the resolution proposed by the Board of Directors and reported hereinafter:

"Having acknowledged the explanatory report of the Board of Directors, the Shareholders Meeting of AEM S.p.A.

resolves

1) to grant the Board of Directors the power to issue, on one or more occasions, for a period of five years from the date hereof, bonds not convertible into Company shares, up to a maximum amount of 1 (one) billion Euro, and determining each characteristic, and, in particular, the procedures and terms of issue, return and relevant regulations;

2) to consequently amend the By-laws, by introducing Article 10 (ten)-bis, with the following wording:

"Pursuant to Article 2420-ter of the Italian Civil Code, the Board of Directors has the power to issue, on one or more occasions, for a period of five years starting from the date of the resolution approved by the Shareholders' Meeting held on August 4, 2003, bonds non convertible into Company shares, up to a maximum amount of 1 (one) billion Euro. The Board of Directors is vested with the most ample powers in this regard, including that of determining the procedures and terms of issue, return and relevant regulations.";

3) to grant the Chairman of the Board of Directors the most ample powers to modify, correct or supplements the abovementioned resolutions, should this be deemed necessary upon request of the competent Authorities for the purposes of being enrolled with the Register of Companies and, more in general, to provide whatever is necessary or appropriate to the purpose of a complete

implementation of said resolutions."

The proposal was approved by majority vote.

Opposing vote: no. 105 shares (Mr. Caradonna for Cesil S.p.A.; Mr. Bertuzzi).

Abstained: no. 1,000.- shares (Mr. Buzzi).

Favourable votes: the remaining 1,141,985,324.- shares.

Not voting: no. 200.- shares (Mr. Tinelli and Mrs. De Bellis).

The Chairman announced the result.

Having exhausted the discussion of the issues on the agenda, the Chairman thanked those present for having attended the meeting and declared the meeting closed at 12:30 a.m. (half past twelve).

The Chairman delivered to me, the Notary Public:

- the list of all the participants, attached under **C**, bearing the details of the votes;
- the By-laws updated as a consequence of that resolved hereinabove, attached under **D.**

I have read the above to the Appearing Party, who approves it and signs it together with me, the Appearing Party having expressly waived the reading of the exhibits attached hereto.

This document is composed of eleven sheets, typed by a person I trust, with additions in my handwriting on twenty-three pages and part of page twenty-four.

Signed by: Mr. Giuliano Zuccoli

Signed by: Mr. Piergaetano Marchetti, Notary Public.